                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.   20549





                                  FORM 11-K

                                ANNUAL REPORT





                      Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

                For the fiscal year ended September 30, 1994





                     ROCKWELL INTERNATIONAL CORPORATION
                          SAVINGS PLAN FOR CERTAIN
                        REPRESENTED HOURLY EMPLOYEES







                     ROCKWELL INTERNATIONAL CORPORATION
                          2201 Seal Beach Boulevard
                        Seal Beach, California  90740

                         ROCKWELL INTERNATIONAL CORPORATION
                              SAVINGS PLAN FOR CERTAIN
                            REPRESENTED HOURLY EMPLOYEES

                                         INDEX





                                                    PAGE NUMBER

FINANCIAL STATEMENTS:

   INDEPENDENT AUDITORS' REPORT                           1

   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
      SEPTEMBER 30, 1994 AND 1993                       2 - 3

   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
      FOR BENEFITS, FOR THE YEARS ENDED
      SEPTEMBER 30, 1994 AND 1993                       4 - 5

   NOTES TO FINANCIAL STATEMENTS                        6 - 10

   SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
      SEPTEMBER 30, 1994                               11 - 13

   SCHEDULE OF REPORTABLE TRANSACTIONS, FOR THE
      YEAR ENDED SEPTEMBER 30, 1994                    14 - 15


SIGNATURES                                               S-1

EXHIBIT:

     INDEPENDENT AUDITORS' CONSENT                       S-2

INDEPENDENT AUDITORS' REPORT


To the Rockwell International Corporation Savings Plan for Certain Represented Hourly Employees and Participants:


We have audited, by fund and in total, the accompanying statements of net assets available for benefits of the Rockwell International Corporation Savings Plan for Certain Represented Hourly Employees (the "Plan") as of September 30, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan as of September 30, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of September 30, 1994, and (2) transactions in excess of five percent of the current value of plan assets for the year ended September 30, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


March 17, 1995

DELOITTE & TOUCHE
Pittsburgh, Pennsylvania

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1994
($ IN THOUSANDS)

                                                  Guaranteed     Money      Rockwell      Rockwell
                                                  Investment     Market      Common        Class A      Equity     Loan
ASSETS                                 Total         Fund         Fund     Stock Fund    Stock Fund      Fund       Fund
CASH                                  $   241        $  107      $   61      $   47                     $   26
INVESTMENTS:
  Rockwell International
    Corporation common stock            8,269                                 8,017        $   252
  Value of interest in
    registered investment
    companies                           4,197                                                            4,197
  Money market funds                    4,360            85       4,139         118                         18
  Interest in guaranteed
    investment contract trusts          8,187         8,187
  Loans to participants                 1,131                                                                      $ 1,131

      Total investments                26,144         8,272       4,139       8,135            252       4,215       1,131

RECEIVABLE - Income                        14            14

TOTAL ASSETS                           26,399         8,393       4,200       8,182            252       4,241       1,131


LIABILITY - Purchases pending
   settlement                              14            14

NET ASSETS AVAILABLE
  FOR BENEFITS                        $26,385       $ 8,379     $ 4,200     $ 8,182        $   252     $ 4,241     $ 1,131





See notes to financial statements.







ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1993
($ IN THOUSANDS)

                                                      Guaranteed      Money      Rockwell      Rockwell
                                                      Investment     Market       Common       Class A      Equity     Loan
ASSETS                                    Total          Fund         Fund      Stock Fund    Stock Fund     Fund      Fund
INVESTMENTS:
  Rockwell International
    Corporation common stock             $9,056                                   $ 8,749      $   307
  Value of interest in
    registered investment
    companies                             3,805                                                             $ 3,805
  Money market funds                      4,493        $    45       $ 4,429           19
  Interest in guaranteed
    investment contract trusts            8,515          8,515
  Loans to participants                   1,054                                                                        $ 1,054

      Total investments                  26,923          8,560         4,429        8,768          307        3,805      1,054

RECEIVABLES:
  Income                                     16             16
  Other                                     183             32            17           25                        42         67

     Total receivables                      199             48            17           25                        42         67

TOTAL ASSETS                             27,122          8,608         4,446        8,793          307        3,847      1,121


LIABILITY - Purchases
  pending settlement                         71             16                         24                        31

NET ASSETS AVAILABLE FOR
  BENEFITS                              $27,051        $ 8,592       $ 4,446      $ 8,769      $   307      $ 3,816    $ 1,121





See notes to financial statements




ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 1994
($ IN THOUSANDS)

                                                   Guaranteed      Money      Rockwell      Rockwell
                                                   Investment      Market      Common        Class A      Equity       Loan
ASSETS                                   Total         Fund         Fund     Stock Fund    Stock Fund      Fund        Fund
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF
  YEAR                                  $27,051      $ 8,592      $ 4,446      $ 8,769       $   307      $ 3,816    $ 1,121

INCOME:
Earnings from Investments:
  Dividends                                 250                                    242             8
  Net investment income from
    registered investment companies         140                                                               140
  Interest                                  218            3          146           12                          2         55
  Net investment income from
    guaranteed investment
    contract trusts                         424          424
  Net depreciation in fair
    value of investments                   (517)                                  (419)          (13)          (85)

     Total earnings
       from investments                     515          427          146         (165)           (5)           57          55

Participant Contributions                 4,234        1,479          796        1,255                         704

     Total income (loss)                  4,749        1,906          942        1,090            (5)          761          55

EXPENSES - Payments to
  participants or beneficiaries           5,415        1,960          915        1,659            42           592         247

Net income (loss)                          (666)         (54)          27         (569)          (47)          169        (192)

Net transfers between the funds                         (159)        (273)         (18)           (8)          256         202

NET INCREASE (DECREASE)                    (666)        (213)        (246)        (587)          (55)          425          10

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                 $26,385      $ 8,379      $ 4,200      $ 8,182       $   252       $ 4,241     $ 1,131


See notes to financial statements.



ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 1993
($ IN THOUSANDS)

                                                   Guaranteed      Money      Rockwell      Rockwell
                                                   Investment      Market      Common        Class A      Equity       Loan
ASSETS                                   Total         Fund         Fund     Stock Fund    Stock Fund      Fund        Fund
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF
  YEAR                                  $22,606      $ 7,997      $ 4,280      $ 6,250       $   281      $ 2,901    $   897

INCOME:
Earnings from Investments:
  Dividends                                 240                                    231             9
  Net investment income from
    registered investment companies         139                                                               139
  Interest                                  199                       128            1                                    70
  Net investment income from
    guaranteed investment
    contract trusts                         497          497
  Net appreciation in fair
    value of investments                  2,940                                  2,456            95           389

     Total earnings
       from investments                   4,015          497          128        2,688           104           528          70

Participant Contributions                 4,301        1,651          862        1,234                         554

     Total income                         8,316        2,148          990        3,922           104         1,082          70

EXPENSES - Payments to
  participants or beneficiaries           3,871        1,387          777        1,119            64           341         183

Net income (loss)                         4,445          761          213        2,803            40           741        (113)
Net transfers between the funds                         (166)         (47)        (284)          (14)          174         337

NET INCREASE                              4,445          595          166        2,519            26           915         224

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                 $27,051      $ 8,592      $ 4,446      $ 8,769       $   307       $ 3,816     $ 1,121


See notes to financial statements.


ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 1994 AND 1993

1. DESCRIPTION OF THE PLAN

   The following description of the Rockwell International Corporation Savings Plan for Certain Represented Hourly Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

   a. General - The Plan is a defined contribution savings plan established by Rockwell International Corporation (the "Company"). The Company's Employee Benefit Plan Committee, the Plan's Administrative Committee and the Plan Administrator control and manage the operation and administration of the Plan. Mellon Bank, N.A. serves as the trustee for the Plan. The assets of the Plan are managed by both the trustee and
      other investment managers.   The Plan is subject to the provisions of the
      Employee Retirement Income Security Act of 1974.

      The Plan currently provides several investment funds in which contributions to the Plan may be invested. These are the Equity Fund, which may invest in real or personal property, including corporate obligations and common and preferred stock; the Guaranteed Investment Fund, which invests in contracts with insurance companies providing a guarantee of principal (backed by the general assets of the insurance company) and a specified rate of interest; the Money Market Fund, which invests in federal, state or local government debt instruments; the Loan Fund, which represents the outstanding balance of participants' loans from their accounts; and the Rockwell Common Stock Fund, which invests in Common Stock of the Company. The Plan also maintains the Rockwell Class A Stock Fund, which consists of the Company's Class A Common Stock, which was distributed by the Company in 1987 in connection with a stock dividend. Cash dividends on Common Stock and Class A Common Stock and cash contributed for investment in the Company's Common Stock are held in the Rockwell Common Stock Fund. All cash contributions to the Rockwell Common Stock Fund are invested in the Company's Common Stock.

   b. Participation - The Plan is extended to employees on hourly payrolls of the Company who are covered under collective bargaining agreements with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America and its Locals Nos. 887, 952, 1519 and 1558 (the "Union") and have been employed by the Company for six months. The Plan provides that employees electing to participate may currently contribute to the Plan through payroll deferrals at a specified percentage (ranging from 1% to 8%) of base compensation as defined in the Plan. Such contributions are excluded from the participants' taxable income until such amounts are received by them as a distribution from the Plan.

      The Plan also provides that certain limitations may be imposed on compensation deferral contributions in order to comply with statutory



   b. limitations. An employee may change the contribution percentage or suspend contributions at any time upon 15 days' notice, and may resume making contributions at any time upon 15 days' written notice.

   c. Investment Elections - A participant may elect, and during the months of February and August may change such investment election, to have the compensation deferral contributions made (i) entirely to the Equity Fund;
      (ii) entirely to the Guaranteed Investment Fund; (iii) entirely to the Money Market Fund; (iv) entirely to the Rockwell Common Stock Fund or (v) one-half to the Money Market Fund and one-half to the Rockwell Common Stock Fund.

      Participants' contributions under the Guaranteed Investment Fund are paid to insurance companies under contracts pursuant to which the contributions are invested by the insurance companies with various guaranteed annual returns for specified periods of time or until such time as the contracts may be terminated. Such contracts guarantee the following returns:

               Period of                 Annual                    Contract
            Contributions                Return                Expiration Date

        October 1, 1990 -
          September 30, 1991              8.28%              September 30, 1993

        October 1, 1991 -
          September 30, 1992              6.48%              September 30, 1994

        October 1, 1992 -
          September 30, 1993              4.39%              September 30, 1995

        October 1, 1993 -
          September 30, 1994              4.39%              September 30, 1996

        October 1, 1994 -
          September 30, 1995              6.90%              September 30, 1997

   d. Unit Values - Participants in the various investment funds do not own specific securities or other assets in such Funds, but they have an interest therein represented by units valued each month on the "Valuation Date," which is generally the last stock-trading day of the month. Between valuation dates, contributions to and withdrawal payments from each Fund are converted to units by dividing the amount of such transactions by the unit value as last determined, and the participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant. Voting rights are extended to participants in proportion to their ownership interest in the Rockwell Common Stock Fund and the Rockwell Class A Stock Fund.

   e. Vesting - Participants are fully vested in their accounts at all times. Amounts contributed through compensation deferral contributions may be distributed to participants only (i) upon termination of employment; (ii) upon attaining the age of 59-1/2 or (iii) upon demonstration by the participant to the Administrative Committee that there is hardship as defined in the Plan.


   f. Benefit Claims Payable - Retiring participants may irrevocably elect at any time during the 30-day period ending on the day immediately prior to the effective date of their retirement to remain in the Plan without any further contributions until January 1 of the calendar year following the effective date of their retirement, at which time they shall be entitled to receive their account balance valued as of the Valuation Date immediately prior to such January 1. Terminated participants will receive their vested benefits no later than 60 days after the end of the Plan year in which such termination occurs. Participants separating from service who have not attained the age of 65 and who have an account balance greater than $3,500 must provide written consent to the Plan Administrator in order to receive their distribution before reaching age
      65. At September 30, 1994 and 1993, the amounts of such benefit claims payable to retired and terminated participants were approximately $617,000 and $340,000, respectively.

   g. Loans to Participants - A determination was made by the Plan Administrator to resume the loan program which had been suspended
      October 1, 1988 pending clarification of final IRS regulations. In June 1990, the Plan Administrator approved Appendix C to the Plan which defines the specific procedures, terms and conditions for the granting and administration of loans to participants. These procedures allow a participant to apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of the participant's account balance) from the balance of his account. Interest is charged at a rate equal to First Interstate Bank of California's prime rate plus 1%. The loans can be repaid through payroll deductions over periods ranging from 12 to 60 months or up to 120 months for the purchase of a primary residence or they can be repaid in full at any time. Payments of principal and interest will be credited to the participant's account. Participants may have only one outstanding loan at a time. Amounts due on loans to participants who have terminated during the year are reflected as benefit payments in the loan fund.

   h. Plan Termination - The Company has the right to terminate or modify the Plan from time to time. Benefits under the Plan shall be provided solely from the Plan assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Valuation of Investment Securities - Investments in the Company's common stock are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the fiscal year. Investments in Class A Common Stock of the Company are stated at fair market value based upon the closing sales price of the Company's Common Stock into which it is convertible.

   b. Valuation of Interest in Registered Investment Companies - The Plan's interest in registered investment companies represents investments in Vanguard mutual funds. The Vanguard mutual funds are stated at redemption value, which approximates fair value.

   c. Valuation of Guaranteed Investment Contract Trusts - The guaranteed
      investment  contract  trusts   are  valued  at  contract  value  (which



   c. approximates fair value). Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants.

   d. Valuation of Money Market Funds - Investments in money market funds are stated at cost which approximates fair value.

   e. Expenses - All costs and expenses of the Plan and its administration, except investment management fees and expenses incurred in the acquisition or disposition of investments, are paid by the Company.

3. INVESTMENTS EXCEEDING 5% OF NET ASSETS

   The Plan's investments which exceeded 5% of net assets available for benefits as of September 30, 1994 and 1993 are as follows ($ in thousands):

         Description of Investment                      1994        1993

        Vanguard G.I.C. 4-90, 8.28%                                $2,325
        Vanguard G.I.C. 4-91, 6.48%                    $2,560       2,992
        Metropolitan Life Insurance Company
           G.I.C. 13285, 4.39%                          2,537       3,199
        Prudential Asset Management Group
           G.I.C. 7693, 4.39%                           3,090
        Vanguard Money Market Reserves
           Federal Portfolio Fund                       4,108       4,429
        Rockwell International Corporation
           Common Stock                                 8,017       8,749
        Vanguard Group Windsor II Mutual Fund           4,197       3,806

4. TAX STATUS

   The Plan obtained its latest determination letter in 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.
   The Plan has been amended since receiving the determination letter. Rockwell believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of September 30, 1994.
   Therefore, no provision for income taxes is included in the Plan's financial statements.



5. UNIT VALUES

   Participation units outstanding at September 30, 1994 and 1993 and participants' equity per unit at the end of each quarter within the fiscal years then ended are as follows:

                                Units
                             Outstanding                   Participants' Equity Per Unit
   Fiscal Year 1994         September 30     September 30      June 30       March 31       December 31
   Equity Fund                  199,364         $20.91          $20.30        $19.78           $20.65
   Guaranteed Investment
     Fund:
       6.48% Contract         2,054,062           1.22            1.20          1.18             1.16
       4.39% Contract         2,306,302           1.09            1.08          1.07             1.05
       4.39% Contract         2,962,501           1.06            1.04          1.03             1.01
   Money Market Fund          3,557,102           1.17            1.16          1.14             1.14
   Rockwell Common
     Stock Fund                 715,220          11.36           12.39         13.13            12.31
   Rockwell Class A
     Stock Fund                  24,858          10.04           10.87         11.62            10.87



                                  Units
                             Outstanding                   Participants' Equity Per Unit
   Fiscal Year 1993         September 30     September 30      June 30       March 31       December 31

   Equity Fund                 183,483          $20.60          $19.54        $19.38           $18.18
   Guaranteed Investment
     Fund:
       4.39% Contract        3,067,898            1.04            1.03          1.02             1.01
       6.48% Contract        2,590,459            1.14            1.12          1.10             1.09
       8.28% Contract        1,844,898            1.25            1.23          1.20             1.18
   Money Market Fund         3,883,752            1.13            1.12          1.11             1.10
   Rockwell Common
     Stock Fund                729,452           11.93           11.02         10.08             9.61
   Rockwell Class A
     Stock Fund                 28,870           10.55            9.87          8.89             8.47


6. NEW ACCOUNTING STANDARD

     In September 1994, the American Institute of Certified Public Accountants issued Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" ("SOP"), which is effective for plan years beginning after December 15, 1994. The SOP requires defined contribution plans to report investment contracts at fair value. The Plan has not adopted the SOP at this time. Plan management has not estimated the impact of adopting this SOP at this time.


                                                   ******






ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1994
($ IN THOUSANDS)


         COLUMN B                                                      COLUMN C                         COLUMN D      COLUMN E
                                                     Description of investment, including
    Identity of issue,                                    collateral, rate of interest,
    borrower, lessor                                         maturity date, par or                                     Current
    or similar party                                             maturity value                           Cost         Value

GUARANTEED INVESTMENT FUND

Interest in Guaranteed Investment Contract Trusts

Vanguard Fiduciary Trust Company               Guaranteed Investment Contract Trust, No. G4-91, 6.48%    $2,560         $ 2,560
Metropolitan GAC                               Guaranteed Investment Contract Trust, No. 13285, 4.39%     2,537           2,537
Prudential Contact                             Guaranteed Investment Contract Trust, No. 7693, 4.39%      3,090           3,090

                                                   Total guaranteed investment contract trusts            8,187           8,187


Money Market Funds

* Mellon Bank N.A.                             EB Temporary Investment Fund                                 85               85

                                                     Total investments - guaranteed investment fund    $ 8,272          $ 8,272
MONEY MARKET FUND

Money Market Funds

Vanguard Fiduciary Trust Company                Vanguard Money Market Reserves
                                                  Federal Portfolio Fund                               $ 4,108          $ 4,108

* Mellon Bank N.A.                              EB Temporary Investment Fund                                31               31

                                                    Total investments - money market fund              $ 4,139          $ 4,139







                                                                   (Continued)

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1994
($ IN THOUSANDS)

         COLUMN B                                                  COLUMN C                             COLUMN D       COLUMN E
                                                    Description of investment, including
    Identity of issue,                                   collateral, rate of interest,
    borrower, lessor                                        maturity date, par or
    or similar party                                            maturity value                           Cost       Current Value


ROCKWELL COMMON STOCK FUND


Corporate Stock - Common

* Rockwell International Corporation           243,071 shares                                           $ 5,993          $ 8,017


Money Market Funds

* Mellon Bank N.A.                             EB Temporary Investment Fund                                 118              118

                                                    Total investments - Rockwell Common Stock Fund      $ 6,111          $ 8,135


ROCKWELL CLASS A STOCK FUND

Rockwell International Corporation
     DEL Class A                               7,343 shares                                             $   206          $   251

* Rockwell International DEL COM               32 shares                                                      1                1

                                                    Total investments - Rockwell Class A Stock Fund     $   207          $   252









                                                                    (Continued)

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1994
($ IN THOUSANDS)

         COLUMN B                                              COLUMN C                                COLUMN D       COLUMN E
                                                   Description of investment, including
    Identity of issue,                                 collateral, rate of interest,
    borrower, lessor                                       maturity date, par or
    or similar party                                           maturity value                          Cost        Current Value



EQUITY FUND

Shares of Registered Investment Company

Vanguard Fiduciary Trust Company                Vanguard Group Windsor II Mutual Fund                  $ 3,744          $ 4,197


Money Market Funds

* Mellon Bank N.A.                              EB Temporary Investment Fund                                18               18


                                                       Total investments - Equity Fund                 $ 3,762          $ 4,215


LOAN FUND

* Loans to participants                         Various loans                                          $ 1,131          $ 1,131


                                                   Total investments - Loan Fund                       $ 1,131          $ 1,131

TOTAL INVESTMENTS - ALL FUNDS                                                                          $23,622          $26,144



* Party-in-interest






ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED SEPTEMBER 30, 1994

SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS
OF FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS
($ IN THOUSANDS)

           COLUMN A                    COLUMN B                   COLUMN C     COLUMN D      COLUMN G       COLUMN H       COLUMN F
                                                                                                                Current
         Identity of                                                  Purchase     Selling      Cost of       Value of     Net Gain
       Party Involved                   Description of Asset           Price        Price        Asset          Asset      or (Loss)


Vanguard Fiduciary Trust Company    Guaranteed Investment                          $ 2,325      $ 2,325        $ 2,325       $  -
                                      Contract No. 1991-G490

Prudential Contact                  Guaranteed Investment Contract,    $23,156                   23,156         23,156          -
                                      No. 7693, 4.39%















ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED SEPTEMBER 30, 1994

SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT
IN EXCESS OF FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS
($ IN THOUSANDS)

         COLUMN A                           COLUMN B               COLUMN C     COLUMN D   COLUMN G     COLUMN H      COLUMN I
        Identity of                                                Purchase     Selling    Cost of    Current Value   Net Gain
      Party Involved                  Description of Asset           Price       Price      Asset        of Asset     or (Loss)


Vanguard Fiduciary Trust Company  Vanguard Money Market Reserves
                                     Federal Portfolio Fund         $  723                  $  723        $  723        $  -

Vanguard Fiduciary Trust Company  Vanguard Money Market Reserves
                                     Federal Portfolio Fund                      $1,189      1,189         1,189           -

Mellon Bank, N.A.                 EB Temporary Investment Fund       5,354                   5,354         5,354           -

Mellon Bank, N.A.                 EB Temporary Investment Fund                    5,166      5,166         5,166           -

Vanguard Fiduciary Trust Company  Vanguard Windor Fund II Portfolio  1,014                   1,014         1,014           -

Vanguard Fiduciary Trust Company  Vanguard Windor Fund II Portfolio                  662       575           662          87

Prudential Contact                Guaranteed Investment
                                     Contract 7693, 4.39%            3,252                   3,252         3,252           -

Prudential Contact                Guaranteed Investment
                                     Contract 7693, 4.39%                            278       278           278           -







                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.



                                 ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN FOR CERTAIN REPRESENTED HOURLY EMPLOYEES


                                                   By    Alfred J. Spigarelli
                                                         Alfred J. Spigarelli
                                                          Plan Administrator



Date:  March 27, 1995







INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement
No. 2-99494 (as amended through Post-Effective Amendment No. 4 thereto) of Rockwell International Corporation on Form S-8 of our report dated March 17, 1995, appearing in this Annual Report on Form 11-K of the Rockwell International Corporation Savings Plan for Certain Represented Hourly Employees for the year ended September 30, 1994.




Deloitte & Touche LLP
Pittsburgh, Pennsylvania
March 27, 1995












                              S-2